Filed by Hong Kong Exchanges and Clearing Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:  London Stock Exchange Group plc

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- Statement re Possible Offer Released 09:34 11-Sep-2019

RNS Number : 9618L
Hong Kong Exchanges and Clearing Ld
11 September 2019

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

THIS ANNOUNCEMENT IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE "CODE") AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE

FOR IMMEDIATE RELEASE

11 September 2019

Statement regarding possible offer for London Stock Exchange Group plc

Hong Kong Exchanges and Clearing Limited (“HKEX”) today announces that it has made a proposal to the Board of London Stock Exchange Group plc (“LSEG”) to combine the two companies. The Board of HKEX believes a proposed combination with LSEG (the “Proposed Transaction”) represents a highly compelling strategic opportunity to create a global market infrastructure leader.

Rationale for the Proposed Transaction

LSEG and HKEX are two of the world’s premier market infrastructure businesses, which together would offer unique potential to enhance and capture global capital and data flows. The proposed combination would strengthen both businesses, better position them to innovate across markets and geographies, and offer market participants and investors unprecedented global market connectivity. The Proposed Transaction would:

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Create a world-leading market infrastructure group with a global footprint, diversified across asset class, ideally positioned to benefit from the evolving global macroeconomic landscape, connecting the established financial markets in the West with the emerging financial markets in the East, particularly in China;

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Elevate the UK’s role in capturing the significant growth opportunities presented by Mainland China’s continuing internationalisation and the emergence of RMB as a global reserve currency, securing London’s position as the global centre for both Eurodollar and offshore RMB;

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Reinforce Hong Kong’s position as the key connection between Mainland China, Asia  and the rest of the world, providing a trusted and clear path for the continued opening up of Mainland China’s capital markets and for the investment of Asia’s growing wealth;

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Enable the creation of unique and valuable data sets for global investors, through the combination of LSEG’s global data and analytics capabilities and distribution channels, and HKEX’s access to China, the world’s most digitalised growth economy;

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Enhance global capital formation by making it easier for companies to access equity capital across the world, through the IPO and secondary fundraising markets in London, Hong Kong, Milan, and Mainland China via the Connect programmes; and

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Offer innovation opportunities in equities, fixed income, currencies, commodities and derivatives products with domestic, regional and global relevance; allow for the application of best-in-class technologies in multiple markets and platforms; and help strengthen transparency, resiliency and risk capabilities in both London and Hong Kong.

HKEX believes that the Proposed Transaction would offer the prospect of significant synergies. In particular, the migration of HKEX’s trading and clearing platforms to LSEG’s technology, the revenue uplift in key businesses from cross-selling and innovation opportunities and a reduction in HKEX’s capital expenditures in connection with existing systems and future investment plans all present strong synergy opportunities. LSEG shareholders would benefit from the realisation of the synergies as future shareholders of the combined group.

HKEX has played a key role in underpinning the City of London’s position as the pre-eminent global centre for metals trading and more widely since acquiring The London Metal Exchange in 2012. It is expected that key LSEG management would continue to operate LSEG businesses and to participate in HKEX Group management following the Proposed Transaction; and, working with the relevant authorities, it is expected that key LSEG businesses would continue to be regulated by their existing primary regulators. As regards the future governance structure of the combined entity, HKEX has begun conversations with certain regulators in the UK and Hong Kong and looks forward to discussing the transaction in detail with LSEG and all relevant regulatory bodies. HKEX will have regard to UK corporate governance best practices, appropriate for a leading global market infrastructure group. In addition, HKEX is fully committed to supporting and building the long-term roles of both London and Hong Kong as global financial centres.

Laura Cha, Chairman of HKEX, said:

“We believe a combination of HKEX and LSEG represents a highly compelling strategic opportunity to create a global market infrastructure group, bringing together the largest and most significant financial centres in Asia and Europe. Following early engagement with LSEG, we look forward to working in detail with the LSEG Board to demonstrate that this transaction is in the best interests of all stakeholders, investors and both businesses.”

Charles Li, Chief Executive of HKEX, said:

“Bringing HKEX and LSEG together will redefine global capital markets for decades to come. Both businesses have great brands, financial strength and proven growth track records. Together, we will connect East and West, be more diversified and we will be able to offer customers greater innovation, risk management and trading opportunities. A combined group will be strongly placed to benefit from the dynamic and evolving macroeconomic landscape, whilst enhancing the long-term resilience and relevance of London and Hong Kong as global financial centres."

Terms of the Proposed Transaction

Under the terms of the Proposed Transaction submitted to the Board of LSEG, LSEG shareholders would receive per LSEG share:

2,045 pence in cash and 2.495 newly issued HKEX shares

The Proposed Transaction implies a value for each LSEG share of c. 8,361 pence (based on the closing price of HK$245.20 per HKEX share on 10 September 2019 and a £:HK$ exchange rate of £1=HK$9.6865). This would imply a value for the entire issued and to be issued ordinary share capital of LSEG (on the assumption that the listed share capital comprises 354,471,415 shares, post employee option exercise) of approximately £29.6 billion, implying an enterprise value of £31.6 billion (inclusive of net debt and other adjustments of approximately £2.0 billion as at 30 June 2019)1. This represents:

-	a premium of 22.9% to the closing share price of 6,804 pence per LSEG share on 10 September 2019;

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a premium of 22.4% to the volume weighted average closing price of 6,833 pence per LSEG share since 29 July 2019, the first trading date after the first announcement of the Refinitiv transaction, to 10 September 2019;

-	a premium of 47.4% to the closing price of 5,672 pence per LSEG share on 26 July 2019, the last trading date before the first announcement of the Refinitiv transaction; and

-	a multiple of 30.2x times 2018 reported earnings before interest, tax, depreciation, amortisation and impairments[2].

HKEX intends to apply for a secondary listing of HKEX shares on the London Stock Exchange with effect from completion of the Proposed Transaction, reflecting HKEX’s commitment to the UK.

HKEX reserves the right to change the terms of the Proposed Transaction and vary the form and/or mix of the consideration in the future as explained below.

The Proposed Transaction would be financed through a combination of existing HKEX cash resources and new credit facilities.

The Board of HKEX is confident that the Proposed Transaction would be highly compelling for LSEG shareholders, as well as for HKEX shareholders. HKEX intends to continue its dividend policy of paying regular dividends with a normal target pay-out ratio of 90% of the profits of the combined group.

1 LSEG’s listed share capital based on Total Voting Rights announcement on 2 September 2019; employee options exercisable based on LSEG’s 2018 Annual Report and diluted shares derived by treasury stock method at LSEG offer price of c. £83.61; and operating net debt, minorities and investments in associates based on LSEG’s 30 June 2019 Interim Report.
2 Reported earnings before interest, tax, depreciation, amortisation and impairments of £1,045m based on LSEG’s 2018 Annual Report.

Structure of the Proposed Transaction

It is HKEX’s intention to seek a recommendation for the Proposed Transaction from the Board of LSEG and HKEX’s preference to implement the Proposed Transaction by means of a scheme of arrangement. However, HKEX reserves the right to implement the Proposed Transaction by way of a takeover offer.

The Proposed Transaction, whether implemented by way of a scheme of arrangement or takeover offer, would be subject to, amongst other things:

●
a resolution in respect of the approval of the Refinitiv transaction having been voted on and not approved by the LSEG shareholders; or the Refinitiv transaction being terminated, lapsing, being withdrawn or not proceeding for any other reason; in each case by 31 December 2019 or such later date as HKEX may determine;

●	due to its size, the approval by HKEX shareholders; and

●	other terms and conditions usually attaching to a scheme of arrangement or takeover offer, including conditions for regulatory and anti-trust approvals.

The Board of HKEX believes that the two businesses are highly complementary and as such, looks forward to working with the relevant authorities to deliver a clear path to completion.

Important Notice

This announcement does not amount to an announcement of a firm intention to make an offer. There can be no certainty that an offer will be made. A further announcement will be made as and when appropriate.

For the purposes of Rule 2.5(a) of the Code, HKEX reserves the right:

●
to make an offer on less favourable terms than those set out in this announcement at any time, including at a value below the equivalent of 2,045 pence in cash and 2.495 new HKEX shares per LSEG share (taking the value of a HKEX share and the exchange rate at the date of announcement of a firm intention to make an offer): (a) with the agreement or recommendation of the Board of LSEG; (b) if LSEG announces, declares, pays or makes a dividend or any other distribution to its shareholders (other than 2019 interim dividends declared on 1 August 2019), in which case HKEX reserves the right to make an equivalent reduction in its offer terms; or (c) following announcement by LSEG of a whitewash transaction pursuant to the Code; and

●	to vary the form and/or mix of consideration of the Proposed Transaction from that set out above.

In accordance with Rule 2.6(a) of the Code, HKEX is required, by not later than 5.00 p.m. on 9 October 2019, to either announce a firm intention to make an offer for LSEG in accordance with Rule 2.7 of the Code or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline can be extended with the consent of the Panel in accordance with Rule 2.6(c) of the Code.

Enquiries:

HKEX
Tori Cowley	+852 2840 3088
Jeffrey Ng	+852 2840 2067
MOELIS & COMPANY	+44 (0) 20 7634 3500
Caroline Silver
Liam Beere
Nabeel Vilcassim Andrew Coates
HEADLAND CONSULTANCY	+44 (0) 20 3805 4948
Susanna Voyle
Stephen Malthouse Mike Smith

About HKEX
Hong Kong Exchanges and Clearing Limited is one of the world’s major market infrastructure groups, and operates a range of equity, commodity, fixed income and currency markets. HKEX is also one of the world’s leading IPO markets and as Hong Kong’s only securities and derivatives exchange and sole operator of its clearing houses, it is uniquely placed to offer regional and international investors access to Asia’s most vibrant markets.

HKEX is also one of the global leaders in metals trading and clearing, through its wholly owned subsidiaries, The London Metal Exchange and LME Clear Limited. This commodity franchise was further enhanced with the launch of Qianhai Mercantile Exchange, in China, in 2018.

HKEX launched the pioneering Shanghai-Hong Kong Stock Connect programme in 2014, further expanded with the launch of Shenzhen Connect in 2016, and the launch of Bond Connect in 2017. HKEX employs circa 2,100 people and has offices in Hong Kong, London, Shanghai, Beijing, Shenzhen and Singapore.

Further information
This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

Should the Proposed Transaction go forward, HKEX may file relevant materials with the US Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 that would include a prospectus of HKEX. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge on the SEC’s website, http://www.sec.gov, or free of charge on HKEX’s website at www.hkexgroup.com or from the HKEX contacts above.

The distribution of this announcement in jurisdictions outside the UK may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Moelis & Company UK LLP ("Moelis & Company"), which is authorised and regulated by the Financial Conduct Authority in the UK, is acting exclusively as financial adviser to HKEX and no one else in connection with the matters described in this announcement and will not be responsible to anyone other than HKEX for providing the protections afforded to clients of Moelis & Company nor for providing advice in connection with the matters referred to herein. Neither Moelis & Company nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Moelis & Company in connection with this announcement, any statement contained herein, the acquisition or otherwise.

Publication on a website
In accordance with Rule 26.1 of the Code, a copy of this announcement will be available (subject to certain restrictions relating to persons resident in restricted jurisdictions) on HKEX’s website at www.hkexgroup.com by no later than noon (London time) on the business day following this announcement. The content of this website is not incorporated into, and does not form part of, this announcement.

Rule 2.9
In accordance with Rule 2.9 of the Code, HKEX confirms that as at the date of this announcement, it has in issue 1,258,108,353 shares of no par value. The International Securities Identification Number (ISIN) of the shares is HK0388045442.

Disclosure requirements of the Takeover Code
Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Forward looking statements
This announcement may contain certain "forward looking statements". The forward looking statements contained in this announcement include statements relating to HKEX’s possible offer for LSEG, and other statements other than historical facts.

Forward looking statements often use words such as "believe", "expect", "estimate", "intend", "anticipate" and words of a similar meaning. These forward looking statements may include statements relating to the expected characteristics of the combined group and expected benefits of any transaction. You should not place undue reliance on these forward looking statements, which reflect the current expectations of HKEX based on the information currently available and involve a number of assumptions, risks and uncertainties in relation to HKEX and LSEG, some of which are outside of HKEX’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including that there can be no certainty that the possible offer described in this announcement will result in a formal offer. Except as required by law, HKEX undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

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Statement re Possible Offer - RNS